SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    5)

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41754V103

(CUSIP Number)

CT Energy Holding SRL

Av. Principal La Castellana,

Torre Digitel,

Piso 22,

Caracas, Venezuela

58 212 999 9190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO (Society with Restricted Liability)

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements that Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015 by the reporting persons (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons on September 18, 2015, as amended by Amendment No. 2 to Schedule 13D filed by the reporting persons on March 10, 2016, as amended by Amendment No. 3 to Schedule 13D filed by the reporting persons on July 1, 2016 and as amended by Amendment No. 4 to Schedule 13D filed by the reporting persons on September 12, 2016 (collectively, the “Schedule 13D”).  Except as indicated in this Amendment No. 5, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Items 4, 5 and 6 are hereby amended as follows:

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 4:

On October 7, 2016, the Issuer consummated the transactions contemplated by the Share Purchase Agreement (the “Share Purchase Agreement” and such transactions, the “Transaction”), dated as of June 29, 2016, by and among CT Energy Holding, HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (the “Seller”) and the Issuer, which CT Energy Holding subsequently assigned to Delta Petroleum N.V., a limited liability company organized under the Laws of Curaçao and a permitted affiliate of CT Energy Holding under the Share Purchase Agreement.  As a result of the closing of the Transaction, the Reporting Persons no longer own any Common Stock of the Issuer or any securities convertible into or exercisable for Common Stock.

The Share Purchase Agreement and the related Settlement Agreement, dated as of September 8, 2016, between Petroandina Resources Corporation N.V., the Issuer, HNR Energia B.V. and CT Energy Holding were filed as Exhibits 99.11 and 99.12, respectively, to this Schedule 13D on July 1, 2016 and September 12, 2016, respectively.

The Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  As discussed in Item 4 above, as a result of the closing of the Transaction on October 7, 2016, the Reporting Persons no longer own any shares of Common Stock of the Issuer or any securities convertible into or exercisable for Common Stock.

(b)  Not applicable.

(c)  See Item 4 above.

(d)  Not applicable.

(e)  As of October 7, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 6:

The Transaction was carried out pursuant to the terms of the Share Purchase Agreement.  After the closing of the Transaction, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers, or any person controlling the Reporting Persons or executive officers or directors of such controlling person, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2016	CT ENERGY HOLDING SRL

	By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo
Title: Authorized Person

Oswaldo Cisneros Fajardo

	By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo